As filed with the Securities and Exchange Commission on August     , 2003.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

(Amendment No. 4)

IGN ENTERTAINMENT, INC.

(Name of the Issuer)

IGN ENTERTAINMENT, INC.

GHP ACQUISITION CORP.

CHRISTOPHER ANDERSON

MARK A. JUNG

KENNETH H. KELLER

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

449589 10 0

(CUSIP Number of Class of Securities)

Christopher Gaffney President GHP Acquisition Corp. c/o Great Hill Partners, LLC 1 Liberty Square Boston, Massachusetts 02109 (617) 790-9400	Mark A. Jung Chief Executive Officer IGN Entertainment, Inc. 3240 Bayshore Boulevard Brisbane, California 94005 (415) 508-2000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

David F. Dietz, P.C. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Robert B. Dellenbach, Esq. Fenwick & West LLP 275 Battery Street, Suite 1500 San Francisco, California 94111 (415) 875-2300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$29,717,380	$2,405

* This calculation is based upon 0.0000809 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 2,270,750 shares of IGN common stock outstanding and owned by stockholders; and (ii) outstanding stock options and warrants to purchase an aggregate of 353,636 shares of IGN common stock (assuming that the effective date of the transaction will be August 31, 2003) which will be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders will be converted into the right to receive $12.00 in cash, without interest, and (ii) each outstanding stock option and warrant to purchase shares of IGN common stock with a per share exercise price less than $12.00 will be converted into the right to receive a cash payment equal to (a) the excess of $12.00 over the per share exercise price for the shares of common stock subject to such stock option or warrant, multiplied by (b) the number of shares of common stock underlying each such stock option or warrant.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,405

Form or Registration No.: Schedule 14A

Filing Party: IGN Entertainment, Inc.

Date Filed: May 30, 2003

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed by (i) IGN Entertainment, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“IGN”), (ii) GHP Acquisition Corp., a Delaware corporation and wholly owned by entities affiliated with Great Hill Partners, LLC (“GHP”), (iii) Christopher Anderson, Chairman of IGN, (iv) Mark A. Jung, Chief Executive Officer of IGN and (v) Kenneth H. Keller, Vice President of Engineering (IGN, GHP, Christopher Anderson, Mark A. Jung and Kenneth H. Keller, collectively, the “Filing Persons”) and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 and Amendments No. 1, 2 and 3 thereto (as so amended, the “Schedule”) filed by the Filings Persons on May 30, 2003, July 9, 2003, August 4, 2003 and August 6, 2003, respectively, with the Securities and Exchange Commission (the “SEC”). The Schedule relates to the Agreement and Plan of Merger, dated as of May 2, 2003, by and between IGN and GHP (the “Merger Agreement”).

IGN previously filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of stockholders of IGN at which the stockholders of IGN considered and voted upon a proposal to approve and adopt the Merger Agreement and authorized the merger transaction contemplated thereby. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3) and a copy of the Merger Agreement has been filed as Appendix A to the Proxy Statement.

The purpose of this Amendment is to file a final amendment to the Schedule to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

The information contained in this Amendment and the Proxy Statement concerning (i) IGN was supplied by IGN and GHP Acquisition Corp. does not take responsibility for the accuracy of such information and (ii) GHP Acquisition Corp. was supplied by GHP and IGN takes no responsibility for the accuracy of such information.

Item 15.	Additional Information.

(b) Other Material Information. On August 28, 2003, IGN filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which GHP Acquisition Corp. was merged with and into IGN, with IGN as the surviving corporation (the “Merger”), after having received the requisite vote of the IGN stockholders at the special meeting of stockholders held on that date. The Merger became effective as of the date of the filing, at which time (i) each share of IGN common stock outstanding was converted into the right to receive $12 in cash, without interest, upon surrender and acceptance of the certificate for such shares to IGN’s paying agent, (ii) each IGN stock option and warrant outstanding at the Effective Time, if vested and exercisable was converted into the right to receive an amount in cash equal to the excess, if any, of $12 over the applicable exercise price per share of common stock subject to such stock option or warrant (net of any tax withholdings), and (iii) the separate corporate existence of GHP Acquisition Corp. ceased. Upon completion of the Merger, IGN common stock ceased to trade on the NASDAQ SmallCap Market and became eligible for delisting and was delisted from the NASDAQ SmallCap Market.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IGN ENTERTAINMENT, INC., a Delaware corporation

By:	/s/ MARK A. JUNG
Name:	Mark A. Jung
Title:	Chief Executive Officer
Date:	August 28, 2003

GHP ACQUISITION CORP., a Delaware corporation

By:	/s/ CHRISTOPHER S. GAFFNEY
Name:	Christopher S. Gaffney
Title:	President
Date:	August 28, 2003

/s/ CHRISTOPHER ANDERSON
Name:	Christopher Anderson
Date:	August 28, 2003

/s/ MARK A. JUNG
Name:	Mark A. Jung
Date:	August 28, 2003

/s/ KENNETH H. KELLER
Name:	Kenneth H. Keller
Date:	August 28, 2003